UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.   )

Twin Mining Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

90169P102

(CUSIP Number)

Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611

(Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2005

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

CUSIP NO. 90169P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 36,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common shares, no par value, of Twin Mining Corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1250, 155 University Avenue, Toronto, Ontario, Canada M5H 3B7.

Item 2.   Identity and Background

This Statement is being filed by Jipangu Inc., a Japanese corporation (“Jipangu”). Jipangu is a gold mining and exploration company that also invests in companies that explore for and produce gold.

This Statement is being filed by Jipangu with respect to securities of the Issuer that are beneficially owned by Jipangu and registered in the name of Jipangu Canada Inc., a British Columbia corporation and an indirect, wholly-owned subsidiary of Jipangu (“Jipangu Canada”). Jipangu Canada is a wholly-owned subsidiary of Jipangu International Inc., a Delaware corporation (“Jipangu International”), which is itself a wholly-owned subsidiary of Jipangu. The principal business address of Jipangu, Jipangu Canada and Jipangu International is 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

Bull Palace Corporation, a Japanese corporation, beneficially owns a majority interest in Jipangu and may, therefore, be deemed to control Jipangu. Bull Palace Corporation is a holding company 100% owned by Tamisuke Matsufuji, the President and Chief Executive Officer of Jipangu, and his family. Bull Palace Corporation’s principal business address is c/o Jipangu Inc., 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors, officers and corporate auditors of Jipangu, Jipangu Canada and Jipangu International is set forth in Schedule I hereto, which is incorporated herein by reference.

During the last five years, none of Jipangu, Jipangu Canada or Jipangu International, nor, to the knowledge of Jipangu, Bull Palace Corporation or any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violators of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On December 13, 2005, Jipangu and the Issuer entered into a subscription agreement providing for the issuance and sale by the Issuer of 36,000,000 common shares (the “Shares”) of the Issuer at a price of Cdn.$0.12 per share for gross proceeds to the Issuer of Cdn.$4,320,000 (the “Private Placement”). “Cdn.” indicates Canadian dollars. The subscription agreement was amended and restated as of December 15, 2005, to be between Jipangu Canada and the Issuer. The Private Placement closed and the Shares were issued to Jipangu Canada on December 19, 2005. The source of the funds used by Jipangu to purchase the common shares in the Private Placement was Jipangu’s working capital.

The amended and restated subscription agreement is attached as an exhibit to this Statement.

Item 4.   Purpose of Transaction

Jipangu acquired the common shares in the Private Placement for the purpose of investment.

In connection with Jipangu’s purchase of the common shares in the Private Placement, Jipangu and the Issuer also entered into a non-binding letter of intent (the “LOI”) contemplating a second private placement (the “Second Private Placement”) on or prior to April 4, 2006. The LOI provides that that the Second Private Placement, if any, would consist of the issuance and sale by the Issuer of 63,854,545 units (“Units”) of the Issuer at a price of

Cdn.$0.1375 per Unit for proceeds to the Issuer of Cdn.$8,780,000, with each Unit consisting of one common share of the Issuer and 0.8 of a warrant, with each whole warrant exercisable to purchase one additional common share of the Issuer at a price of Cdn.$0.17 per share for a period of 24 months from closing of the Second Private Placement. Based on the information provided to Jipangu by the Issuer, if the Second Private Placement is completed, Jipangu would beneficially own approximately 40.8% of the Issuer’s outstanding common shares on a non-diluted basis and approximately 50.98% assuming exercise of the warrants by Jipangu. The LOI also provides that, upon completion of the Second Private Placement, Jipangu would be entitled to proportionate representation on the Issuer’s Board of Directors.

There can be no assurance that the Second Private Placement will be completed. The LOI is non-binding, and the completion of the Second Private Placement is subject to customary closing conditions, including, but not limited to, the execution of final documentation, due diligence, approval by the directors of the Issuer and Jipangu, regulatory approvals and the approval of the shareholders of the Issuer.

The LOI is attached as an exhibit to this Statement.

Jipangu may, from time to time, consider additional plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s articles of incorporation, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above;

however, except for the matters described in the LOI, Jipangu does not currently have any specific plan or proposal which relates to or would result in any of the foregoing.

Item 5.   Interest in Securities of the Issuer

Jipangu is the beneficial owner of 36,000,000 common shares, no par value, of the Issuer (the “Shares”), representing 19.9% of the outstanding common shares of the Issuer. The Shares are registered in the name of Jipangu Canada Inc., a British Columbia corporation and an indirect, wholly-owned subsidiary of Jipangu (“Jipangu Canada”). Jipangu Canada is a wholly-owned subsidiary of Jipangu International Inc., a Delaware corporation (“Jipangu International”), which is itself a wholly-owned subsidiary of Jipangu. Jipangu exercises sole voting power and sole investment power with respect to the Shares. None of Jipangu, Jipangu Canada or Jipangu

International has engaged in any transactions in the common shares of the Issuer during the past 60 days, except for the purchase of the Shares from the Issuer as described in Item 3.

To the best of Jipangu’s knowledge, Bull Palace Corporation does not beneficially own any common shares of the Issuer, nor has it engaged in any transactions in the common shares of the Issuer during the past 60 days.

To the best of Jipangu’s knowledge, none of the directors, officers or corporate auditors of Jipangu, Jipangu Canada or Jipangu International beneficially owns any common shares of the Issuer, nor have any of them engaged in any transactions in the common shares of the Issuer during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The amended and restated subscription agreement between Jipangu Canada and the Issuer and the LOI between Jipangu and the Issuer have been filed as exhibits to this Statement.

Item 7.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The following agreements have been filed as exhibits to this Statement:

1.	Amended and Restated Subscription Agreement between Jipangu Canada and the Issuer.

2.	Letter of Intent between Jipangu and the Issuer.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of December 21, 2005

JIPANGU INC. By: /s/ Tamisuke Matsufuji Tamisuke Matsufuji President and Chief Executive Officer

SCHEDULE I

DIRECTORS, OFFICERS AND CORPORATE AUDITORS OF JIPANGU INC.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and corporate auditors of Jipangu, Jipangu Canada and Jipangu International is set forth below. Unless otherwise indicated, the business address of each such person is c/o Jipangu Inc, 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

Name and Citizenship	Director, Officer and Corporate Auditor Positions Held with Jipangu, Jipangu Canada and Jipangu International(1)	Present and Principal Occupation or Employment

Tamisuke Matsufuji	Director of Jipangu, Jipangu International and	President and Chief Executive
Japanese	Jipangu Canada; President and Chief	Officer of Jipangu
Executive Officer of Jipangu and Jipangu
International

Kazuo Shuto	Director of Jipangu, Jipangu International and	Director, Jipangu
Japanese	Jipangu Canada; Vice President of Jipangu
International

Manabu Kameda	Director of Jipangu, Jipangu International and	Director, Jipangu
Japanese	Jipangu Canada; Treasurer of Jipangu
International

Kazunori Yoshimura	Director of Jipangu, Jipangu International and	Director, Jipangu
Japanese	Jipangu Canada; Secretary of Jipangu
International

Kimihisa Suzuki	Corporate Auditor of Jipangu(2)	Auditor
Japanese

Shingo Okumura	Corporate Auditor of Jipangu(2)	Auditor
Japanese

Tetsuo Koizumi	Corporate Auditor of Jipangu(2)	Auditor
Japanese

Tesuo Matsumuro	Corporate Auditor of Jipangu(2)	Auditor
Japanese

(1)	There are currently no officers of Jipangu Canada.

(2)	Members of Jipangu’s Board of Auditors. The Board of Auditors of a Japanese corporation serves a function similar to that of the Audit Committee of a United States corporation.